Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

January 31, 2023	Client-Matter: 64005-035

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

Re:	Re: CaliberCos Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed January 19, 2023 File No. 333-27657

Dear Mr. Knapp, Ms. Menjivar, Ms. Gorman and Ms. Long:

On behalf of our client, CaliberCos Inc. (the “Company”), we hereby submit the following response to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated January 31, 2023 (the “Staff’s Letter”) relating to the Company’s Amendment No. 5 to Registration Statement on Form S-1 as filed with the Commission on January 19, 2023. The Comment is set forth below in bold font and our response follows the Comment. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 5.

Amendment No. 5 to Registration Statement on Form S-1

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2022 and December 31,

2021, page F-1

1.	Please reconcile the respective number of Class A common shares outstanding at September 30, 2022 and December 31, 2021 to the corresponding number of shares disclosed as of these dates in the Condensed Consolidated Statements of Changes in Stockholders’ Equity (Unaudited) on page F-3. This comment also applies to the audited Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders’ Equity as of and for the periods ending December 31, 2021 and 2020.

RESPONSE:

The Company respectfully acknowledges that there is discrepancy of approximately 95,000 shares in the number of Class A common shares outstanding at September 30, 2022 and December 31, 2021 disclosed as of these dates in the Company’s Condensed Consolidated Balance Sheets (Unaudited) on page F-1 and Statements of Changes in Stockholders’ Equity (Unaudited) on page F-3 and as of December 31, 2021 and 2020 disclosed as of these dates in the audited Consolidated Balance Sheets on page F-3 and audited Consolidated Statementents of Changes in Stockholders’ Equity on page F-5. This discrepancy, which is primarily related to treasury shares repurchased pursuant to the Buyback Program, was previously identified by the Company and the Company concluded that the impact of the discrepancy was not material to the financial statements as of and for the nine months ended September 30, 2022 or the financial statements as of and for the years ended December 31, 2021 and 2020. This conclusion was based on an assessment of the total mix of information, taking into account both quantitative and qualitative factors, as provided for in Staff Accounting Bulletin No. 99 Topic 1M. The discrepancy in share count is less than 1% of Class A common shares outstanding at September 30, 2022 and December 31, 2021 and 2020. The discrepancy in share count has no impact to total assets, earnings, cash flows or basic or diluted net income (loss) per share attributable to common shareholders in any period presented. Based on the aforementioned factors, management does not believe that a correction of this discrepancy would create more meaningful or decision useful information for existing or potential investors, nor would such change impact investor decision making. In light of the foregoing, the Company therefore respectfully submits that a reconcilliation referenced in the Comment is unnecessary and respectfully submits that no changes to the as filed financial statements need be made.

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

January 31, 2023

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	Chris Loeffler Jennifer Schrader Jade Leung